September 20, 2019

Donald Steinberg
Chief Executive Officer
Marijuana Co of America, Inc.
1340 West Valley Parkway, Suite 205
Escondido, California 92029

       Re: Marijuana Co of America, Inc.
           Amendment No. 2 to Form 10-K for period ended December 31, 2018 Filed August 9, 2019
           Form 10-Q for period ended June 30, 2019
           Filed August 19, 2019
           File No. 000-27039

Dear Mr. Steinberg:

       We have reviewed your August 8, 2019 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
July 19, 2019 letter.

Amendment No. 2 to Form 10-K for period ended December 31, 2018 filed August 9, 2019

Report of Independent Registered Public Accounting Firm, page F-1

1. We note your response to prior comment four of our letter dated July 19, 2019 regarding the audit report accompanying your financial statements. The opinion sentence in the revised opinion now only refers to the most recent year of your results of operations and cash flows. Please revise to have your auditors provide an amended report that appropriately addresses both years of your results of operations and cash flows as required by Regulation S-X and Article 8-02.
 Donald Steinberg
FirstName Co of America, Inc.
Marijuana LastNameDonald Steinberg
Comapany 20, 2019
September NameMarijuana Co of America, Inc.
September 20, 2019 Page 2
Page 2
FirstName LastName
Note 1 - Significant Accounting Policies
Revenue Recognition, page F-6

2. Please revise to address the following regarding your response to prior comment six of our letter dated July 19, 2019 regarding the adoption of ASU 2014-09 "Revenue from
         Contracts with Customers" and the revisions to your revenue recognition disclosures:
           Please revise to disclose each of the five revenue recognition steps central toASC 606, and explain how you applied each of these steps to your revenue streams upon adoption.
           As part of your revisions, disclose a clear description of performance obligations identified, the composition of the transaction price, your basis for allocating the transaction price to performance obligations, and the factors you considered in establishing revenue recognition to be either at a point in time or over time.
           Similarly revise the related disclosure in your Form 10-Q for the period ended June
             30, 2019, and ensure that your disclosure for future periods consistently addresses the above points.
Form 10-Q for period ended June 30, 2019 filed August 19, 2019

Investments, page 13

3. Based on your response to prior comment eight of our letter dated July 19, 2019, it appears your unconsolidated joint venture in Natural Plant Extracts is material to your financial statements. Therefore, please revise to disclose the separate material equity investee disclosures required by ASC 323-10-50-3c.
Note 5 - Investments, page 16

4. We note your response to prior comment 24 of our letter dated May 28, 2019 regarding your joint venture investment and debt obligations tables. Please address the following:
           We note your $394,555 of Bougainville Ventures, debt outstanding as of March 31 and June 30, 2019. Please revise your narrative to disclose the terms of this remaining debt after the investment was fully impaired in 2018, identifying any defaults or payment triggers.
           We note the addition of Natural Plant Extract to the table on page 19 for the quarter ended June 30, 2019. We also note you disclose in Note 11 on page 28 and in your
            MD&A on page 33 that: "Pursuant to the material definitive agreement, the Company agreed to acquire twenty percent (equal to 200,000) of NPE's authorized shares in exchange for Registrant's payment of two million dollars and one million dollars'
            worth of common stock, or approximately 1,173,709 shares of the Company's restricted common stock, after the effects of the reverse stock split. As of the date of this filing, the shares have not been issued." Please revise your narrative to explain the
            $3 million investment and $2 million loan, including the accounting and balance sheet
 Donald Steinberg
Marijuana Co of America, Inc.
September 20, 2019
Page 3
           reconciliation for each. Clearly revise your disclosure to explain how you accounted for the commitment as of the balance sheet date to issue these shares, and tell us the accounting literature on which you relied for your accounting.
           We note your $1.7 million of investment loans for general operation for the quarter ended June 30, 2019. Please revise to disclose how this was accounted for, including how it reconciles to your balance sheet.
Note 6 - Notes Payable, Related Party, page 21

5. Note 6 - Notes Payable, Related Party on page 21, discloses your notes payable due to officers were $1,778,872 and $180,000 as of June 30, 2019 and December 31, 2018,
       respectively. However, this contradicts the amounts shown on pages 4 and 26 where you report $71,553 & $287,140, respectively. Please revise your disclosures accordingly.
Note 8 - Stockholders' Deficit, page 23

6. Please reconcile the following inconsistent share and dollar amounts, by revising amounts and clarifying underlying support:
         Note 6 on page 21 states: "During the six months ended June 30, 2019, the Company issued an aggregate of 73,251,344 shares of its common stock in settlement of outstanding related party notes payable of $732,513."
         Note 8 on page 24 states: "During the six months ended June 30, 2019, the Company issued an aggregate of 1,220,856 shares of its common stock, in settlement of outstanding related party notes payable, and in addition, common stock to be issued of
          $1,173,709 for a total aggregate value of $28,875."
         Note 10 on page 26 states: "During the six months ended June 30, 2019, the Company issued an aggregate of 1,220,856 shares of its common stock in settlement of outstanding related party notes payable of $71,553."


       You may contact Bonnie Baynes at 202-551-4924 or Kevin Vaughn at 202-551-3494 if
you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                             Sincerely,
FirstName LastNameDonald Steinberg
                                                             Division of
Corporation Finance
Comapany NameMarijuana Co of America, Inc.
                                                             Office of
Healthcare & Insurance
September 20, 2019 Page 3
cc:       Tad Mailander, Esq.
FirstName LastName